Mail Stop 3561

July 27, 2009

Miodrag Andric
President, Chief Executive Officer and Chairman
Green Star Alternative Energy, Inc.
1660 Hotel Circle North, Suite 207
San Diego, California 92108

      Re: Green Star Alternative Energy, Inc.
             Amendment No. 1 to Form 10-12G
             Filed July 7, 2009
             File No. 000-53627

Dear Mr. Andric:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note an article entitled "Green Star PR Not Quite What it Looks Like" by Carol S. Remond dated May 29, 2009 distributed by Dow Jones News Service, and press releases dated July 16, 2009 entitled "Green Star Alternative Energy Inc - Green Star/Notos JV Signs Non-Disclosure Agreements with Gamesa and Elektrawinds," "General Electric in Discussion With Notos on the Green Star/Notos JV Projects in Serbia" dated May 12, 2009, "Green Star Alternative Energy Inc - Green Star Negotiating With Gamesa," dated May 5, 2009, and "Green Star Signs Agreement With Electrawinds," dated April 23, 2009. In an appropriate location in your Form 10-12G, please provide disclosure which explains and reconciles the information contained in these documents.

2. If material, please file as exhibits the non-disclosure agreements you have entered into with Gamesa and Elektrawinds.

3. In a prominent place in your disclosure, please disclose, as reported in some of the articles cited in comment one above, that your company was issued a cease-trade order by the British Columbia Securities Commission for reporting deficiencies and that the Pink Sheets issued a "skull and cross bones" caveat emptor warning to investors. In doing so, please be specific about the reasons why these actions were taken.

4. Please disclose your relationship with Equity Alliance International, Onyx Consulting Group and Del Mar and any work that they are performing or have performed on your behalf. In this regard, we note press reports indicating that Equity Alliance and Onyx were retained to manage an "investor awareness program" on your behalf. See the article entitled "Serbian wind promotion sounds like a lot of hot air…" published in the Vancouver Sun on June 19, 2009.

5. We note the press release you issued on June 29, 2009, which is entitled "Green Star Alternative Energy Inc. – Progressing Towards Listing on the OTC Bulletin Board." Where you discuss your intended quotation on the OTC-BB, please indicate that a market maker must file an application on your behalf and there is a no assurance that a market maker will do so. Otherwise this article would lead readers to believe that your quotation is assured. Also, your reference to the OTC-BB as being part of NASDAQ is inaccurate; NASDAQ has no relationship with the issuers quoted on this system.

6. We note your response to comment four in our letter dated May 15, 2009. Please provide us with an analysis of how Rule 15c2-11 of the Securities Exchange Act of 1934 applies to you considering this rule applies to broker's delivery obligations. Further, revise your disclosure to clarify, if true, that you are in compliance with the obligations associated with quotation on the Pink Sheets with respect to filing Annual and Quarterly reports and that you have not yet filed any Annual or Quarterly reports with the SEC.

Forward Looking Statements, page 4

7. We note your statement "[w]e do not undertake any responsibility to update information in this Form 10…." Please delete or revise this phrase, as you are obligated to update the information in the Form 10-12G as may be necessary to make the required statements not misleading. Refer to Exchange Act Rule 12b-20.

Item 1. Description of Business, page 5

Reassessment and New Business, page 5

8. Where you first make mention of your relationship with Notos and Sirius, please
    disclose that Mr. Andric is the Manager of both companies and the founder of
    Notos. In doing so, please explain what role a "Manager" plays in both
    companies and whether he has ultimate control over the business decisions of
    both companies. Disclose any conflicts of interest that might exist as a result of
    this relationship.

9. We note your response to comment seven in our letter dated May 15, 2009. You
    use Wikipedia as a source for a number of statements. Wikipedia is not a reliable
    original source for information. Please provide references to reliable original
    source material.

10. We were unable to access https://www.cia.gov/library/publications/the-
    worldfactbook/geos/ri.html#Geo on page 6. Please revise to include the correct
    link. Also, it does not appear that you have provided support for the statements
    you make in the last paragraph on page 6.

11. Please revise this discussion to balance your stated objectives with your current
    status of very limited activities, no revenues to date and a going concern auditor's
    opinion.

12. Please define "privileged power producer" used on page eight and explain how it
    applies to you. In doing so, please explain what requirements must be met to
    attain this status. Please explain how this status "will ensure a buyer for the
    electricity you produce," as you state on page 8.

13. Please provide us with a copy of the report "Renewable Energy Sources," May,
    2008, published by the Republic of Serbia – Ministry of Mining and Energy.

14. We note your response to comment 13 in our letter dated May 15, 2009. On page eight you state, "[i]f we are successful in implementing the Serbian Joint Venture we may be the first to begin utilizing a small portion of the 2000+ MW of wind resources available by erecting the wind farm at Belo Blato. The wind energy potential is a conservative estimate used by management that represents only 20% of the 11,000 MW potential according to investigations made by experts from Agricultural Faculty and Faculty of Electronics from City of Belgrade." Please explain how you determined that 20% percent of the total wind resources available in Serbia was a reasonable figure. Please further define "small portion" and explain whether that refers to your proposed 20 MW facility. Explain the difference between the "2,000+ MW of wind resources" and the "11,000 MW potential;" if the former amount is specific to Belo Blato and the latter refers to all of Serbia, please clarify this and explain how management arrived at the 2,000+ MW amount.

15. Please explain the methods you are using to obtain "wind data to optimize wind turbine engineering and site design" as indicated on page eight.

16. Please explain how you will finance "all construction costs" mentioned on page eight.

17. Please provide additional detail to your discussion of your timeframe and the various steps you plan to take to execute your business plan. Considering you state on page 19 that you expect to begin generating revenues by the fourth quarter of this year, clarify how long construction will take in order to achieve this timeframe. State whether you have already procured the wind turbines and other equipment necessary; in this regard, we note your risk factor on page 14 which discusses the purchase of wind sensors, however, the role of the wind sensors in your business is unclear.

Regulatory Aspects, page 10

18. We note your response to comment 15 in our letter dated May 15, 2009. Please provide disclosure which explains the statement "we will benefit from the feed-in-tariffs made available to 'privileged power producers'…."

19. Please also explain how you know that EPS will buy the electricity you generate at the initial price of 0.10 Euro per kWh. If you have entered into a power purchase agreement with EPS, please disclose this or, if not, please elaborate upon your basis for this price point.

Item 1A. Risk Factors, page 11

20. We note your response to comment 16 in our letter dated May 15, 2009 and we reissue the comment. Some of your new risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. For example, on page 12, you use the subheading "Control of our Company is held by management." This subheading is not descriptive of any risk. Please revise your risk factor subheadings generally to ensure that they reflect the risk you describe in the text.

All of our assets will be concentrated in Serbia…., page 11

21. Please provide disclosure here or in another appropriate location in the Form 10-12G that explains the statement "our assets are invested in our joint venture…." Please identify the assets. Similarly, please explain your statement "[you] have expended substantial resources to implements [sic] our strategy…," which appears in the risk factor that follows. Please clarify what resources you have expended.

Our management has limited experience…, page 13

22. You state that Mr. Andric has "no substantial recent experience in acquiring, establishing, developing, or operating wind energy generating or energy distribution operations." Please reconcile this statement with the statement in Mr. Andric's biography on page 23 that "for the past seven years, he has been involved with the alternative energy sector and has an extensive background in renewable energy systems" and how he became Manager of Notos and Sirius.

Item 2. Financial Information, page 16

Results of Operations, page 16

23. We note your response to comment 21 in our letter dated May 15, 2009. Please revise your discussion in the second paragraph of page 17 to reflect the increase in the weighted average number of shares outstanding as a result of the 5 to 1 forward stock split. Also, please revise your calculation of loss per share for the first quarter 2009 and 2008 or show us how you calculated loss per share. Similarly, revise your discussion in the sixth paragraph of that page to correct fiscal 2007 loss per share calculation and weighted average shares outstanding.

Management's Discussion and Analysis or Plan of Operation, page 17

24. We note your response to comment 22 in our letter dated May 15, 2009. As the $7,500,000 appears to be the amount necessary for capital expenditures, please explain how you intend to fund all other expenses of the company, such as the $60,000 per month you refer to on page 14.

25. We note your response to comment 25 in our letter dated May 15, 2009. On page 18, you state "the Company intends to begin the construction of Belo Blato in the fourth quarter of 2009 and complete the initial phase by erecting 5 wind towers before the end of the year." On page 19, you state "we anticipate that we may be able to generate some revenues in the fourth quarter of 2009 by producing electricity from the first phase wind turbines at the Belo Blato project and selling it to EPS." Please provide disclosure regarding the average time to construct a wind tower of your specifications to completion, including obtaining licenses, parts and equipment, and actual construction and testing.

26. We note your response to comment 26 in our letter dated May 15, 2009. Please provide examples of "other sources of capital" on page 18.

27. We note your response to comment 27 in our letter dated May 15, 2009. Please provide support for the statement on page 19 that "[b]ased upon an average reduction of 310 tons of CO_2 per 1 MW wind turbine per month and assuming that these estimates and time frames are accurate, the 2009 revenues are projected to be approximately $390,000."

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 22

28. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K. Please include Mr. Andric's affiliation with Sirius Regulus, Notos, Pax Clean Energy, Inc. and Ski4U.net or advise.

29. In the second risk factor on page 13, you indicate that Mr. Andric has other full-time employment. Please clearly indicate Mr. Andric's other full-time employment in his biography.

30. We note your response to comment 30 in our letter dated May 15, 2009 and we reissue the comment in part. Please include De Castro Investments, Inc. in Mr. De Castro's biography or advise.

31. Please include Mr. Gilcud's tenure as your President or advise.

Item 6. Executive Compensation, page 23

32. We note your response to comment 32 in our letter dated May 15, 2009. Please correct the total compensation column given Mr. De Castro's salary or advise.

Item 13. Financial Statements and Supplementary Data

33. Please revise the title of the quarterly report to reflect the first quarter as opposed to the third quarter or advise us whether your fiscal year end is December 31.

Statements of Cash Flows, page F-4 of the March 31, 2009 Financial Statements

34. The total presented for net cash provided by financing activities does not foot for the period ended March 31, 2009. Please advise or revise.

Statement of Operations, page F-3 of the December 31, 2008 Financial Statements

35. We note your response to comment 39 in our letter dated May 15, 2009. It does not appear you revised your calculation to comply. Therefore, we reissue the comment as follows. Please revise the weighted average number of shares outstanding for year ended December 31, 2007 to reflect 5 to 1 forward stock split and revise the earnings per share calculation to reflect the change as a result of the increase in weighted average number of shares. Similarly, revise the weighted average number of shares for the period ended March 31, 2008 and loss per share calculation for the periods ended March 31, 2009 and 2008 on page F-2 of the March 31, 2009 Financial Statements which do not recalculate.

Statements of Stockholders' Equity, page F-4 of the December 31, 2008 Financial Statements

36. It does not appear your response to comments 40 and 41 in our letter dated May 15, 2009 complied with our comments and we reissue the comments. Please revise your disclosure here and on page December 31, 2008 F-12 to reflect the stock bought for cash on May 9, 2008 on a post-split basis of $.005 per share price. In addition, please revise your disclosure in Note 6 on page F-12 of the December 31, 2008 Financial Statements and F-10 of the March 31, 2009 Financial Statements to reflect the share issuances on a post-split basis. Please make similar revisions to page F-3 of the March 31, 2009 Financial Statements.

Statements of Cash Flows, page F-5 of the December 31, 2008 Financial Statements

37. We note your response to comment 42 in our letter dated May 15, 2009 and we reissue the comment. Your supplemental cash flow information and the non-cash activities disclosures where no amounts are disclosed for the periods presented may be presented on a narrative basis or deleted. Also, please make similar revisions to your disclosure on page F-4 of the March 31, 2009 Financial Statements.

Note 4. Income Taxes, page F-11 of the December 31, 2008 Financial Statements

38. We have reviewed your response to comment 43 in our letter dated May 15, 2009 and we reissue the comment. Please note the requirements of paragraph 47 of SFAS no. 109 for a public company.

Note 6. Stockholders' Equity, page F-12 of the December 31, 2008 Financial Statements

39. We note your response to comment 44 in our letter dated May 15, 2009 and we reissue the comment. Please correct the reference to $200,000,000 authorized shares here and on page F-9 of the March 31, 2009 Financial Statements or advise. The number of authorized shares should not be a dollar amount.

Note 8. Related party transactions, page F-13 of the December 31, 2008 Financial Statements

40. We note your response to comment 45 in our letter dated May 15, 2009 and we reissue the comment. Please reconcile the information contained in this note and the note on page F-11 of the March 31, 2009 Financial Statements with information under Item 3. Description of Property on page 16. Clarify whether the office services are provided by your Chief Financial Officer or your corporate counsel and whether there is a cost for the services.

Item 15. Financial Statements and Exhibits, page 29

41. Please list separately all financial statements filed as part of the registration statement as required by Item 15 of Form 10.

Exhibit 23

42. Please tell us why you have included a consent from your auditors which references Amendment No.1 of Form 10-K/A and the caption titled Experts which are not part of your Form 10-12G/A filing. Please note that consents are not required in this filing unless the opinion of the expert has been incorporated by reference into a previously filed Securities Act registration statement. Refer to footnote 5 of the Instructions to the Exhibit Table in Item 601 of Regulation S-K.

Exhibits 31.1 and 31.2

43. Please tell us why you have included the certifications of your chief executive and financial officers. In this regard, we note that Form 10 does not require the inclusion of these certifications.

******

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and page numbers of the amendment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3725, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William Aul, Esq.
    Via facsimile (619) 542-0555